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                                                                     EXHIBIT K16

                        [LETTERHEAD OF THE ALTMAN GROUP]


May 19, 2003


The New America High Income Fund
33 Broad Street
Boston, MA 02109
Attn: Ms. Ellen Terry,
         Vice President, Treasurer

Dear Ellen:

This will serve as the agreement between The Altman Group, Inc. ("The Altman Group") and The New America High Income Fund ("New America High Income"), pursuant to which The Altman Group will serve New America High Income as information agent for its rights offering, currently scheduled to expire in August 2003.

1.       SERVICES AND FEES

         a) As information agent, The Altman Group will perform services related to providing information to shareholders regarding the offering as well as providing intelligence reports to New America on bank, broker and arbitrageur activity throughout the offering:

         b)  These services include, but are not limited to:

             i) Contact with banks, brokers and intermediaries to determine the quantity of materials needed, distribute appropriate quantities of such materials.

             ii) Enclose and mail all necessary offering documents to shareholders to sell their interests if it is a transferable offering.

             iii) Set up a dedicated toll-free number to respond to inquiries, provide assistance to shareholders and monitor the response to the offer.

             iv) Enclose and mail the offering documents to interested shareholders and provide periodic reports to the client as to the results and the status of the rights offering.

             For an additional fee, if needed, The Altman Group if requested by the client will proactively contact registered shareholders and/ or non objecting beneficial holders (NOBOs) to help promote a high level of participation in the offer.

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2.       CHARGES

         a) The Altman Group agrees to complete the work described above for a fee of $7,500, plus out-of-pocket expenses.

         b) Out-of-pocket expenses shall be reimbursed by New America High Income, and will include such charges as search notification, postage, messengers and overnight couriers, other expenses incurred by The Altman Group in obtaining or converting depository participant, shareholder and/or NOBO listings; and reasonable and customary charges for data processing, supplies, in-house photocopying, telephone usage, and other similar activities.

         c) In addition to the base fee, a $4.50 per telephone call fee will be charged for every inbound telephone call received with regards to the clients offer.

         d) The additional fee for contacting NOBOs and registered shareholders, if requested, will include a fee of $4.50 per shareholder contacted, a $300 set up fee and out of pocket expenses related to telephone lookups and line charges.

3.       BILLING AND PAYMENT

         a) An invoice for the agreed base fee of $7,500 is attached, and The Altman Group requires that the signed contract and this retainer be received by our office prior to the distribution of material. Out-of-pocket expenses incurred will be invoiced to New America High Income after the rights offering is completed.

         b) Banks, brokers and intermediaries will be directed to send their invoices directly to New America High Income for payment. The Altman Group will, if requested, assist in reviewing and approving any or all of these invoices.

4.       RECORDS

         Copies of supplier invoices and other back-up material in support of The Altman Group's out-of-pocket expenses will be available for review at the offices of The Altman Group upon reasonable notice and during normal business hours

5.       CONFIDENTIALITY

         The Altman Group acknowledges its responsibility, both during and after the term of this agreement, to preserve the confidentiality of any proprietary or confidential information or data developed by The Altman Group on behalf of New America High Income or disclosed by New America High Income to The Altman Group.

6.       INDEMNIFICATION

         It is acknowledged that The Altman Group cannot undertake to verify facts supplied to it by New America High Income ("the Client") or factual matters included in material prepared by New America High Income and approved by New America High Income.

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         Accordingly, The Client agrees to indemnify and hold The Altman Group and all its employees harmless against any loss, damage, expense (including, without limitation, legal and other related fees and expenses), liability or claim arising out of The Altman Group's fulfillment of the agreement (except for any loss, damage, expense, liability or claim resulting out of The Altman Group's own gross negligence or misconduct). At its election, the Client may assume the defense of any such action. The Altman Group hereby agrees to advise the Client of any such liability or claim promptly after receipt of the notice thereof; provided however, that The Altman Group's right to indemnification hereunder shall not be limited by its failure to promptly advise the Client of any such liability or claim, except to the extent that the Client is prejudiced by such failure.

7.       TERMINATION

         This agreement shall end upon the expiration date of the New America High Income rights offering or any extensions thereof.

8.       GOVERNING LAW

         This agreement will be governed and construed in accordance with the laws of the State of New York.

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If you are in agreement with the above, kindly sign both copies of this agreement in the space provided for that purpose below and return one copy to us. Additionally, an invoice for the retainer is attached and The Altman Group requires that the retainer be received by us prior to the mailing of the offering materials.

                                                    Sincerely,

                                                    THE ALTMAN GROUP, INC.


                                                    /s/ Warren Antler
                                                    ----------------------
                                                    Warren Antler,
                                                    Managing Director

                                                    May 19, 2003


AGREED:

New America High Income

Ellen E. Terry
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Print Authorized Name

/s/ Ellen E. Terry
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Authorized Signature

Vice President
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Title

May 19, 2003
-----------------------
Date

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